Truist Financial Corporation

Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

To Truist Shareholders:

I urge shareholders to vote FOR Proposal 4 at the shareholder meeting.

The proposal asks Truist to prepare an annual report on its lobbying.

Resolved, the shareholders of Truist request the preparation of a report, updated annually, disclosing:

1.  Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.  Payments by Truist used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.  Truist’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4.  Description of management’s and the Board’s decision-making process and oversight for making payments described above.

The proposal is part of an ongoing investor campaign for greater corporate political spending and lobbying disclosure. Transparency and accountability in corporate spending to influence public policy are in the best interests of Truist shareholders. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks to Truist’s reputation and shareholder value.

Truist should commit to corporate political responsibility by increasing its transparency by disclosing all of its third-party spending to influence public policy. In this letter, I will show support for this proposal is warranted because:

1.	Reputation is an important component of shareholder value;
2.	Truist’s current disclosures are inadequate;
3.	Dark money spending through trade associations and social welfare groups presents unknown risks; and
4.	Truist could easily provide details of its lobbying in an annual report to investors.

1.	Corporate Reputation Is an Important Component of Shareholder Value
•	Truist’s failure to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage.
•	The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalization across the FTSE 100 & 250.”[1] The Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.[2]
•	According to a Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[3]
•	Clearly, corporate reputation has significant impact on shareholder value.

2.	Disclosure Gaps - Truist Investors Need a Lobbying Report
•	Information on Truist’s federal and state lobbying spending is difficult to obtain, limited and non-consolidated. Truist fails to provide to a comprehensive lobbying report where investors can learn relevant amounts spent on direct or indirect lobbying activities/relationships, priorities, and how those efforts are supportive of the company’s strategy and investor interests. Yet, Truist has a broad lobbying footprint.

Federal Lobbying – Truist Spends Millions Each Year

•	Truist spent over $46 million on federal lobbying from 2012 – 2023, and over $11.5 million from 2020 – 2023 alone.
•	Truist’s lobbying over the debt ceiling has attracted scrutiny.[4]
•	Yet Truist fails to disclose its federal lobbying amounts in an annual lobbying report to shareholders as requested.

State Lobbying – Information on Truist’s Spending Difficult to Obtain

•	Obtaining comprehensive state lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information across many states’ websites.[5]
•	Truist fails to provide any details of its state lobbying expenditures in an annual lobbying report as requested by the proposal.

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1 “Link Between Corporate Reputation & Market Value Strengthens: Study,” Provoke Media, March 8, 2018, at: https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study.

2 “Unlocking the Value of Reputation,” Ipsos, May 2018, at: https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

3 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, at: https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Governance-Risk-Compliance/gx_grc_Reputation@Risk%20survey%20report_FINAL.pdf

4 “Who’s lobbying on the debt ceiling fight,” Politico, April 27, 2023, at: https://www.politico.com/newsletters/politico-influence/2023/04/27/whos-lobbying-on-the-debit-ceiling-fight-00094301.

5 “Wal-Mart Improves Lobbying Disclosure after Shareholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareholder-push-idUSKBN0NY0AH20150513, accessed March 18, 2019.

3.	The Company We Keep: Truist Does Not Provide Any Dark Money Disclosure
•	Shareholder proposals for lobbying disclosure capture dark money spending where there are no limits on what a company can give, whether through trade associations (TAs) or social welfare group (SWGs). While corporate donations to politicians and traditional PACs have strict limits, their payments to TAs and 501(c)(4) SWGs have no restrictions. Meaning companies can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity.
•	Undisclosed company payments dark money lobbying by trade associations and social welfare groups may be “at least double what is being reported.”[6] In 2017, TAs and SWGs spent $535 million on disclosed lobbying and $675 million on unregulated efforts to influence public policy, including strategic consulting, broadcast advertising, media relations, social media posts, polling and funding for astroturf campaigns.

Trade Association Blind Spot

•	Corporations make payments to trade associations that are used to lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.8 billion since 1998.[7]
•	Truist shareholders face a trade association blind spot, as Truist fails to disclose its trade association payments, nor the portions of these payments used for lobbying.
•	Truist belongs to the American Bankers Association, Bank Policy Institute, Business Roundtable, Consumer Bankers Association, International Swaps and Derivatives Association, Mortgage Bankers Association, Securities Industry and Financial Markets Association and US Chamber of Commerce, which together spent $116.4 million on federal lobbying for 2023. Yet shareholders have no way to know how much of this is comprised of Truist’s payments.

Trade Association Lobbying Misalignments Create Reputational Risk.

•	Truist’s trade association memberships and payments used for lobbying pose reputational risks and risks to long-term sustainable growth when the lobbying of its trade associations contradicts Truist’s public position, including on climate change. For example:
o	Truist publicly supports addressing climate change, yet the Business Roundtable opposed the Inflation Reduction Act and its historic investments in climate action,[8] the Chamber of Commerce reportedly has been a “central actor” in dissuading climate legislation over a two-decade period[9] and the Bank Policy Institute lobbied the Securities and Exchange Commission to weaken proposed climate disclosure rules.[10]

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6 “Business Group Spending on Lobbying in Washington at Least Double What’s Publicly Reported,” The Intercept, Aug. 6, 2019, at: https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

7 https://www.opensecrets.org/federal-lobbying/top-spenders?cycle=a.

8 “How a top US business lobby promised climate action – but worked to block efforts,” The Guardian, Aug. 19, 2022, at: https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable.

9 “Climate group pushes Big Tech to exit nation’s largest business lobby,” Washington Post, Aug. 2, 2023, at: https://www.washingtonpost.com/politics/2023/08/02/climate-group-pushes-big-tech-exit-nations-largest-business-lobby/.

10 “Banks to SEC: Climate rule poses ‘real-world’ problems,” E&E News, June 28, 2022, at: https://www.eenews.net/articles/banks-to-sec-climate-rule-poses-real-world-problems/.

o	A recent analysis looking at inconsistencies between banks’ public climate commitments and their direct and indirect climate lobbying practices noted Truist failed to publicly support the Inflation Reduction Act.[11]
•	This track record of Truist’s trade associations acting in contrast to the Company’s stated values and positions heighten its reputational risk. Without more comprehensive disclosure, shareholders cannot determine whether Truist is effectively able to prevent Company funds from being used for lobbying efforts contrary to the Company's and shareholders’ objectives and long-term interests.

Social Welfare Groups are “Perfect Entity to Receive a Bribe”

•	Truist’s disclosure notably leaves out SWGs (501(c)(4) organizations), entities which can engage in lobbying. The dark money scandal at FirstEnergy illustrates why investors need disclosure of SWG spending to prevent reputational, regulatory and financial damage. FirstEnergy agreed to pay $230 million for funneling $60 million through a dark money SWG group called Generation Now that was used for bribery in Ohio.[12] FirstEnergy’s trial over $60 million of dark-money payments led a prosecutor to note that a social welfare group is “a perfect entity to receive a secret bribe.”[13]
•	Center Forward is a 501(c)(4) which has attracted attention for pushing to weaken bank capital requirements[14] and even running Sunday Night Football ads attacking the Basel III proposal.[15]
•	The American Bankers Association has funded SWGs, establishing the Fund for Economic Growth, a 501(c)(4) whose mission was to “provide another way for bankers and members of the public to participate in the election process and increase influence in Washington.” The Fund for Economic Growth attracted attention after running dark money ads in Pennsylvania in support of Senator Pat Toomey, an opponent a banking reforms.[16]

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11 “New Benchmark Analysis of U.S. Banks Reveals Inconsistencies Between Climate Goals and Climate Lobbying Practices,” Ceres, Aug. 24, 2023, at: https://www.ceres.org/news-center/press-releases/new-benchmark-analysis-us-banks-reveals-inconsistencies-between-climate.

12 “FirstEnergy to pay $230M in agreement in Ohio bribery case,” AP News, July 23, 2021, at: https://apnews.com/article/business-government-and-politics-ohio-a4dd75020561d8b533fdabcb98a0a350.

13 “Ohio Republicans accused of taking $60m in bribes as corruption trial opens,” The Guardian, Jan. 24, 2023, at: https://www.theguardian.com/us-news/2023/jan/23/ohio-republican-larry-householder-corruption-trial.

14 “The Curious Partner in Big Banks’ Drive to Weaken Capital Rules,” American Prospect, Nov. 29, 2023, at: https://prospect.org/power/2023-11-29-curious-partner-big-banks-capital-rules/.

15 “Another year, another ad attacking capital reform,” Punchbowl News, Jan. 3, 2024, at: https://punchbowl.news/article/the-vault-basel-iii-center-forward/.

16 “Banking industry ‘dark money’ group boosts Toomey on local TV screens,” Pittsburg Gazette, Oct. 7, 2016, at: https://www.post-gazette.com/early-returns/erlocal/2016/10/07/Banking-industry-dark-money-group-boosts-Toomey-on-local-TV-screens/stories/201610070175.

•	Shareholders have no way to know if Truist is donating to dark money SWGs like the Fund for Economic Growth or Center Forward, because Truist fails to provide disclosure of its contributions to social welfare groups to shareholders in an annual lobbying report.

Truist’s Trade Association Ties to American Legislative Exchange Council

•	Truist does not belong to the American Legislative Exchange Council (ALEC). However, Truist is represented at ALEC by its trade associations. For example, the US Chamber sits on its Private Enterprise Advisory Council[17] and the American Bankers Association supported the 2022 ALEC annual meeting.[18]
•	ALEC has been attacking “woke capitalism”[19] It has drafted two “anti-ESG” model legislation bills.[20] ALEC has attracted negative attention for its role in promoting bills that undermine regulations to address issues like climate change, workplace safety and workers’ rights. ALEC has also attracted attention for “numerous ties to the Capitol insurrection and Big Lie” challenging the validity of the election results,[21] as well as promoting voter suppression[22] and critical race theory.[23]

4.	Truist Has Its Lobbying Information and Could Easily Report It to Shareholders
•	Truist claims that the proposal “would impose operational burdens and expenses without adding material value for shareholders.”
•	This argument is disingenuous, as Truist is required to report its federal and state lobbying, including all indirect lobbying through its trade associations and social welfare groups, and has all of this information, so it could be readily provided to shareholders in a single report at minimal expense.
•	The assertion Truist already provides transparency and publishes lobbying disclosure is misleading and not responsive to the lobbying disclosure request in the proposal. As detailed, Truist fails to provide shareholders critical information on its federal and state lobbying, as well as all indirect lobbying through trade associations and SWGs, including the amounts of Truist’s payments which are being used to lobby.

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17 “Coming soon in Ohio? ALEC releases new raft of model legislation,” Ohio Capital Journal, Sept. 6, 2023, at: https://ohiocapitaljournal.com/2023/09/06/coming-soon-in-ohio-alec-releases-new-raft-of-model-legislation/.

18 “State Legislators Gather in Georgia to Discuss Their Radical Right-Wing Agenda, Here Are the Corps Paying for the Event,” Documented, July 28, 2022, at: https://documented.net/investigations/heres-who-bankrolling-alec-2022-annual-meeting.

19 “Abandoning Free Market and Liberty Principles, ALEC Takes on ‘Woke Capitalism,’ Bodily Autonomy, and More at Its Annual Meeting,” Center for Media and Democracy, July 27, 2022, at: https://www.exposedbycmd.org/2022/07/27/abandoning-free-market-and-liberty-principles-alec-takes-on-woke-capitalism-bodily-autonomy-and-more-at-its-annual-meeting/.

20 “ALEC Eyes Sweeping Government Blacklists,” Center for Media and Democracy, Nov. 10, 2022, at: https://www.exposedbycmd.org/2022/11/10/alec-eyes-sweeping-government-blacklists/.

21 “ALEC’s Numerous Ties to the Capitol Insurrection and ‘Big Lie,’” Center for Media and Democracy, Jan. 27, 2021, at: https://www.exposedbycmd.org/2021/01/27/alecs-numerous-ties-to-the-capitol-insurrection-and-big-lie/

22 “CMD Joins 300+ Groups in Call for Companies to Quit ALEC Over Voter Suppression Bills,” Center for Media and Democracy, June 14, 2021, at: https://www.exposedbycmd.org/2021/06/14/cmd-joins-300-groups-in-call-for-companies-to-quit-alec-over-voter-suppression-bills/.

23 “Critical Race Theory Gives Business Leaders Yet Another Reason to Quit ALEC,” Triple Pundit, July 21, 2021, at: https://www.triplepundit.com/story/2021/critical-race-theory-alec/725786.

Lobbying Transparency: What Gets Disclosed Gets Managed.

•	If Truist has nothing to hide, transparent disclosure would simply show that its lobbying is being done for the company and shareholders’ best interests.
•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in shareholder and Truist’s best interests.

The well-documented reputational risks of Truist’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

For all of the above reasons, I believe that Truist’s current lobbying disclosures are inadequate to protect shareholder interests. I urge you to vote FOR Proposal 4, the shareholder proposal requesting an annual report on Truist’s lobbying expenditures.

Sincerely,

John Chevedden

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.